Filed by Lionheart Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart Acquisition Corporation II

Commission File No. 001-39445

In connection with the previously announced proposed business combination(the “Business Combination”) between Lionheart Acquisition Corporation II (“Lionheart”) and MSP Recovery, LLC (and related entities, “MSP”), Ophir Sternberg, Chairman and Chief Executive Officer of Lionheart, John Ruiz, Founder and Chief Executive Officer of MSP, Frank Quesada, Chief Legal Officer of MSP, and Ricardo Rivera, Chief Operating Officer of MSP recorded a webcast to discuss the Business Combination which was uploaded under the “Upcoming Events” section of the Lionheart website at www.lionheartacquisitioncorp.com. The following is a transcript of that webinar.

Participants

Ophir Sternberg, Chairman and Chief Executive Officer, Lionheart Acquisition Corporation II

John Ruiz, Founder and Chief Executive Officer, MSP Recovery, LLC

Frank Quesada, Chief Legal Officer, MSP Recovery, LLC

Ricardo Rivera, Chief Operating Officer, MSP Recovery, LLC

Transcript

Ophir Sternberg

This is Ophir Sternberg, the Chairman and CEO of Lionheart Acquisition Corporation II. Welcome to the Investor Call to discuss our business combination with MSP Recovery.

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation. We encourage you to read the full disclosure attached.

With me today are three executives from MSP, including MSP’s founder and CEO, John H. Ruiz.

MSP has developed a substantial first-mover advantage in disrupting the healthcare reimbursement system. As we have diligenced and learned more about MSP, we grew more excited about the company and its great potential. Four points, in particular, stood out to us: one, the opportunity is massive, with the serviceable addressable market of more than $150 billion annually, and growing; two, enabled with proprietary data and analytics, MSP identifies the large disconnect between payer of healthcare claims versus those that should have been billed; three, MSP has acquired and grown a substantial portfolio of valuable claims assets; four, finally, these elements come together to produce the opportunity for significant earnings power in two to three years’ time.

With that, I’m pleased to introduce to you the MSP team.

Chief Operating Officer Ricardo Rivera brings over 20 years of technical expertise in finance, accounting and operations management experience.

Chief Legal Officer Frank Quesada has 15 years of healthcare and complex commercial litigation experience, overseeing the legal strategies for MSP’s settlements and court proceedings, in which MSP Recovery prevailed by established critical legal precedent.

Finally, John Ruiz, the founder and CEO of MSP, brings over 30 years of proven leadership, business entrepreneurship, IT innovation, and a successful track record in large class actions, landmark legal wins in the nation’s highest courts. John is responsible for the groundbreaking proprietary recovery platform which is the foundation of MSP.

I turn things over to John now to detail how MSP has been able to achieve such success.

John Ruiz

Ophir, thank you, and welcome, everyone, to the Investor Presentation.

The original idea for MSP came over 10 years ago, while I was litigating large class action cases. I came to the realization that health insurers were using the wrong laws to try to recover monies that were being lost at an alarming high rate through improper payments, and they also lacked the ability to identify those improper payments to begin with.

Now, the federal government mandates that there be compliance with Medicare secondary payer laws. That means that healthcare providers are not supposed to bill the government, Medicare or Medicaid if there’s another payer that should have paid those bills. If they do, those providers can be penalized, because Medicare and Medicaid are payers of last resort; secondary payers, if you will. With that, MSP Recovery was born. The MSP in our name actually stands for Medicare Secondary Payer.

What is our mission? MSP’s mission is to disrupt the antiquated healthcare reimbursement system, and we do that by establishing a data-driven solution to identify and then recover massive amounts of improper payments made by Medicare or Medicaid and/or commercial insurers from primary payers or other responsible parties.

The size of the United States’ expenditure for healthcare in 2019 was $3.8 trillion and it is projected to grow faster than GDP to $6.2 trillion by 2028. The United States’ expenditure for healthcare is divided up into three different categories of payers: one is Medicare, and that’s run by the federal government; the second is Medicaid, which is run by the individual states, but subsidized, to some degree, by the federal government; and the third is the commercial space, which is what most of us know as private insurance, where you have either group health insurance or some other personalized healthcare policy.

More than 10 years ago, we discovered a major flaw in the antiquated payer system, and by 2014, we founded MSP, to build a comprehensive data analytics platform to address these flaws. The flaw was in the system of recoveries, and that was that medical providers were billing the wrong payers. Either doctors or hospitals did not have the necessary information to bill the proper parties. Thereby, we were able to establish that the systems that existed were flawed, and the government confirmed this. In 2018, the Centers for Medicare and Medicaid Services stated that they only had the resources to review less than two-tenths of 1% of the 1 billion plus Medicare claims reviewed, which led to a high frequency of improper payments and more fraud and abuse. The amount of these bills was now reaching more than $700 billion a year, and this number does not even include Medicaid.

Who is verifying that this problem actually exists? The nation’s courts and industry experts have agreed that Medicare and Medicaid are not being properly reimbursed. Even primary payers that are responsible for the actual payments, like auto insurance companies, also confirm it. Here are just a few of many examples.

In the ACE decision, Judge Walker noted that from an economics perspective, without the primaries paying, the cost were then shifted to the taxpayers’ healthcare system, the Medicare Advantage system, and so forth and so on. MSP aggregates those claims and goes after the primary payers for reimbursement.

Judge Antonio Arzola hit the nail on the head when, during the actual trial, he remarked that the way the system is set up, it is bound for failure, and there doesn’t seem to be any communication or coordination at all. He said, “It sounds like a disaster.” What the judge was pinpointing is the reason why those that are responsible for payment aren’t stepping up to the plate and making those payments.

Auto insurers, themselves, admit that the problem exists.

How big is this opportunity? When we talk about healthcare payers, the market is divided up amongst Medicare, Medicaid and commercial payers. Focusing in on Medicare and Medicaid aspects of it, which is where the model of financial projections was built, we see that, yearly, about $1.6 trillion is spent through the Medicare and Medicaid system, and that again is at wholesale pricing. The retail pricing of that is generally about six times the figure, so that when a doctor or medical provider bills, the bill is billed at retail, the government payers pay at wholesale, and this can be aggregated as far back as six years, based on the Statute of Limitations on most claims. Therefore, the size of this opportunity continues not only historically, but perpetually, as it relates to these ongoing claims. You’re talking about over 120 million individuals in the United States of America covered by either Medicare or Medicaid as it relates to the treatment of physical and mental conditions.

How does the portfolio that MSP Recovery has identified currently work? As of 2016, when MSP started to take assignments from clients, that number was $63 billion, and since then it has grown substantially in terms of the number of clients that have assigned their claims. As of the first quarter of 2021, there were $243 billion in billed value of claims, or, as I referenced earlier, the retail price of what doctors or hospitals bill as it pertains to services that have been provided. When transferring over from the retail price to the wholesale price, that number is $59 billion. More specifically, MSP has been able to discover or identify that $15 billion of recoverable claims in different categories equates to about $53 billion in billed amount.

MSP does two things primarily. Our data and analytics platform helps discover historical claims, which claims should have been paid by the responsible party to begin with. Once that process of identification of that primary payer takes place, or other responsible party, then the next component is to pursue the recoveries.

Why are these assets unique? MSP takes assignment of those recovery rights which are not predicated on a contract that can be cancelled. An assignment is transferred to MSP and that can never be reversed. Hence, MSP owns these claim rights perpetually, until they are recovered upon.

We have established winning legal strategies and recoveries in the nation’s highest courts on behalf of healthcare clients who’ve assigned their recovery rights to MSP. These include, but are not limited to, Medicare Advantage organizations, managed care organizations, physicians, healthcare providers, and others. MSP has proprietary intellectual property with more than 1,400 algorithms which help identify billions in recoverable claims, offering historical audits, accelerated recoveries, real-time reconciliation, and seamless integration with our clients’ existing structures. MSP’s innovative approach combines mass data and powerful analytics to create actionable intelligence.

How does MSP accomplish this? It’s done in multiple ways, but let’s start with a high-level view of how this process actually works.

We start with a massive amount of data that comes from a variety of sources, one of which is the clients, themselves, payers that receive data from patient encounters. In other words, the claims that are provided are those claims for the patients that have received medical treatment. Other outside sources of data, like police reports, ambulance records, hospital records, are also analyzed through powerful analytical tools. Our recovery platform and system of algorithms and rules provides the intelligence that becomes actionable for pursuing these claims.

Why is the MSP system so unique? It was internally developed and dates back as far as 17 years. Beginning about eight years ago, we developed specific algorithms, funnels and processes for ingesting, normalizing and categorizing data for the purpose of understanding which healthcare claims are recoverable for the different types of cases and instances. We do this by examining ICD, NPI and CPT codes, just to name a few, and we are constantly improving our technology with a system and algorithms that become more advanced over time. In the future, we will be incorporating more artificial intelligence to improve automation and extend our technology lead over any potential alternative approaches.

Now, in terms of data ingestion, processing, and then the ultimate analytics, as I mentioned, data is obtained from the different sources, processed through proprietary algorithms, analyzed and run through funnels, focusing on specific claim lines that are at issue. We then determine what course of action is necessary to achieve successful recoveries, whether it be property and casualty cases, product liability cases, medical device cases, pharmaceutical product, or antitrust cases against primary payers or otherwise responsible parties.

Our system and our data supporting it are deeply technical and have strong compliance credentials. We are HITRUST certified and SOC 2 certified, a very important component of the security measures in place. We have a very robust system that the government vendors have indicated is extremely advanced and capable of handling incredibly large volumes of data. Our data management processes are complex and state-of-the-art, with both technology and technical teams that ensure high-quality information, that we refer to as claim lines. We plan to continue building our technical teams.

Now, I turn it over to the Chief Legal Officer, Frank Quesada.

Frank Quesada

Thanks, John.

So, we’re going to walk you through how we identify and recover claims. You heard John mention earlier that our business is to discover improper payments and recover reimbursements. To better understand this process, we’re going to start at the bottom of this slide.

When a patient goes to the hospital or urgent care or primary care physician, or even pick up a prescription at the pharmacy, data is created, that is known in the industry as claims data. This data includes the services that patients receive, any diagnosis or procedure, drug prescriptions, and any other information related to that interaction. When we onboard a client’s data, whether it’s a health plan or healthcare provider, data primarily includes claims data, but could also include medical records.

The data is normalized through our proprietary system, BILLE, which stands for the Business Intelligence Legal Leverage Evaluator. The system allows us to search the data effectively and compare it to our third-party data sources, which include public and private data, such as car crash information or insurance records data, to name a few. From there, the recovery team develops a strategy to recover the amounts that are owed to our clients. Here’s an example:

When an enrollee or a beneficiary of a health plan is involved in a car crash and breaks his or her arm, they seek treatment. Since the auto insurer has primary payment responsibility under the law, that auto insurer should pay for medical services and treatment associated with that claim. But, if the patient provides only their health insurance card for coverage, the health plan ends up paying for claims that they shouldn’t. That erroneous payment is discovered in our client’s claims data and then MSP seeks recovery of that payment from the primary payer, the no-fault auto insurer, in this example.

One set of laws that apply to secure recoveries in this type of scenario are the Medicare secondary payer laws. Under these federal laws, the party that’s required to pay is also required to report claims to Medicare. Those primary payers have a responsibility to inform Medicare that Medicare should not have paid and that the auto insurer should have paid.

A powerful aspect of these types of claims is that whenever Medicare pays for any kind of healthcare payment to a provider, they get a beneficial rate. We call this the paid amount. Medicare Advantage plans also get this rate, because the health plan is stepping into the shoes of the federal government and the money for this federal program comes from the Medicare Trust Fund, which is a part of Social Security. However, and notably, in certain situations Medicate Advantage can recover double damages of the full billed amount, or the invoiced or charged amount by the healthcare provider.

Looking at the example we have here on the right, the billed amount that a provider will normally charge to provide a service, in this example, is $600, but Medicare’s contracted rate is significantly lower, which is represented by the $100. MSP normally recovers above that paid rate.

Now, under these laws, Medicare is entitled to double damages of that billed or charged amount, which is reflected here by that $1,200. If the primary payers fail to follow the law, they could be subject to an additional $1,000 penalty per day, paid to the federal government. So, as you see here, there’s substantial damages if an entity fails to comply with these laws.

Let’s talk about a few of the different recovery opportunities, which we break up into two silos here: one is the insurance-based claims, which we just walked through, and the other relates to medical devices and pharmaceuticals. Many of these situations deal with civil litigation, where our systems identify situations where health plans have paid for a medical device, a medical service or pharmaceutical, that a health plan never should have paid for, because of some side-effect that wasn’t previously disclosed or which were uncovered after the product was placed into the market. Again, this relates to a number of different types of pharmaceuticals and medical devices, and their situations vary greatly.

Now is an exciting time at MSP Recovery, because we are at the stage where even more significant recoveries are on our doorstep. As you see here, many of the collection proceedings are pending in the payment process where data has already been collected by third parties, or from opposing parties, and we are in some sort of resolution discussion in some of the matters you see here.

Leaders in their respective fields have validated our processes and what we have been able to do to revolutionize recoveries. Law firms across the country have acknowledged MSP’s expertise in federal and state laws related to these types of recoveries; data experts have praised MSP’s platform and leveraging artificial intelligence, machine learning, and even data aggregation, to rapidly and efficiently identify potential recoveries; and healthcare providers and payers that work with MSP Recovery have recognized MSP’s ability to identify these reimbursements they previously were not able to identify.

With that, I’m going to turn it back over to our CEO, John, to walk through the growth opportunities that we have been working on. John?

John Ruiz

Thank you, Frank.

In addition to our continued acquisition of new client portfolios, expansion into our recovery areas, such as the commercial space, and advancing technology automation through the scaling of data sets, we continue to innovate and develop new products and resources for the healthcare industry. Some of those in development include Claims-to-Med, a tool that converts medical claims and bills into medical records, allowing individuals to access their own medical history. Our newest products focus on proactive real-time solutions. Let’s take a closer look at MSP’s Lien Resolver and Chase-to-Pay, a real-time analytic-driven platform that identifies proper primary insurers by plugging in at the point of care.

The system, because of current flaws, does not allow for medical providers to truly understand who the proper payer is at the time of the patient encounter. The moment a patient goes to the hospital or seeks mental or physical treatment from a doctor, the proper information relative to who the payer should be is not captured. As a result, payments are inadvertently made by the secondary payers, either Medicare or Medicaid, either original Medicare or through the Medicare Advantage system, what is termed MCO at the Medicaid level. These healthcare entities pay and then chase primary payers or other responsible parties to seek reimbursement.

MSP has launched a real-time solution, called Chase-to-Pay. Instead of clients paying and then chasing to recover, MSP intercepts the claims at the point of encounter to identify the proper primary payer or other responsible party and bill for those services. This helps prevent improper payments at the onset. This has a substantial effect on EBITDA, because not only do we save clients from making a payment, which is an expense on their profit and loss statement, we then convert that discovery into a recovery, converting an expense into a revenue.

There is also an exponential growth aspect to this with the utilization of integrated data sources, which can all be found in one place, a control tower of sorts, which leads us to the MSP Lien Resolver. MSP has created a comprehensive compliance tool, our case and Lien Resolution platform, the Lien Resolver. This relational tie-in database is an invaluable resource, allowing attorneys, insurers, healthcare providers, and many other entities, to input data to help parties identify, quantify and ultimately resolve a lien. It aligns with the federal government’s mandate that there be compliance with Medicare secondary payer laws, where Medicare and Medicaid are payers of last resort.

Now, to provide you a background and detailed analysis of how the financial model and the forecast for that model works, I turn it over to our Chief Operating Officer, Ricardo Rivera. Ricardo?

Ricardo Rivera

Thank you, John.

Our review of MSP’s financial model and forecast will concentrate on our estimated market penetration and key business drivers.

John previously described MSP operates in a market opportunity that represents a large portion of the U.S. economy. MSP’s yearly serviceable addressable market opportunity, we estimate is about $150 billion a year. Currently, we have identified approximately $15 billion in new recovery opportunities. Over the next five years, we anticipate growing approximately $6 billion a year in new recovery rights. We estimate our growth translates into an annual implied market penetration of approximately 1%. New recovery opportunities come from either identifying additional recoveries from our existing claims data and/or new assignor recovery rights.

This illustration is a non-GAAP financial forecast, but provides a summary of how our key assumptions drive our estimated revenue and profitability over the next five years. We estimate our net recoveries, after assignor interest and legal fees are deducted, will grow from $342 million in 2022 to over $7 billion in 2026.

Our gross recoveries are driven by three key drivers: overall recoverable claims, i.e. identified opportunities; settlements, as represented in the cumulative recovery curve; and the recovery multiple of the paid amount. Our estimated net revenue deducts the contingent portions due to assignors, typically 50%, and contingent legal fees. Contingent legal fees are 40% of MSP’s half of recoveries, or 20% of gross recoveries. We estimate MSP can operate as a highly scalable business, with net margins of up to 72%.

Over the past seven years, MSP has been at the forefront of ensuring healthcare organizations in the Medicare and Medicaid space are properly reimbursed. We anticipate our efforts over the past years will lead to positive results and settlements. Even though the exact timing of our settlements can be difficult to estimate, we anticipate that by 2026, we’ll have recovered about 51% of all identified opportunities. We estimate our recovery multiple will grow from slightly under two times the paid amount to over 2.5 times the paid amount. This increase is driven from our transition from collecting solely on historical reimbursable claim opportunities to identifying the proper payer at the point of occurrence, as was described in our Chase-to-Pay model.

As it relates to our financial forecast, we’d like to highlight four key factors which drive significant importance to our estimates:

Our recoveries could accelerate if we experience faster settlements and experience new growth in recovery opportunities.

Our estimated recovery multiple could increase from settlements that are achieved at a higher multiple of the paid amount and a faster transition to the Chase-to-Pay model.

MSP has identified a significant opportunity in government-related recoveries. This illustration provides an estimate of potential recoveries on behalf of federal and state governments. This illustration spans historical claims from 2015 forward. We estimate for the six-year period the potential recovery opportunity for federal and state governments represents about $500 billion, or $83 billion a year.

This illustration is not included in our financial forecast on the key income statement drivers page. Nonetheless, we estimate MSP could earn a fee as high as $61 billion from these recovery efforts.

Now, I’d like to turn it over to Ophir to give you an overview of the transaction.

Ophir Sternberg

Hello again.

At our core, Lionheart is dedicated to bringing world-class disruptive business models to our investors. We’ve proven the ability to identify and successfully bring to the public world-class growth stories. For example, our success with BurgerFi helped that company increase its equity value 125% between the announcement of its go-public acquisition to the closing of the transaction. Similarly, we believe this contemplated transaction will bode well for MSP as a public company.

Here’s the brief overview of the MSP transaction we are announcing today.

First, this transaction represents a multiple of three times 2024 projected revenue, for an enterprise value of $32.6 billion. Given the high earnings power and strong expected margins, this translates into 14 times 2024 projected net income.

Furthermore, Virage Group, an investment fund focused on litigation finance, is rolling over its prior investment in MSP and will own just over 4% of the company’s equity, and Lionheart stockholders will own approximately 1% of the combined company. MSP’s existing stockholders will own approximately 95% of the equity.

One critical aspect of this deal, that we find exciting and very compelling, is that MSP will issue 1 billion additional warrants to Lionheart stockholders that do not elect to redeem the shares of Lionheart upon closing of this transaction. Moreover, no dilution will result from this issuance, because the additional warrants will come from the MSP founders. So, this is a significant value capture for Lionheart stockholders that do not redeem.

Lastly, given the limited near-term cash of this business, we have agreed to no minimum cash in trust requirement as a condition to close.

Please turn to the next slide for a diagram of the transaction components.

For each Lionheart share that you do not redeem, you will be given a share of MSPR, plus a minimum of 35 newly issued listed warrants at an $11.50 strike price, with the tenure of five years, and this will be given to you indirectly from MSP’s founders. If there are redemptions by other Lionheart stockholders, you’ll be given an increase in your pro rata warrant award for the shares you do not redeem.

Lastly, for those investors that currently hold the existing Lionheart warrants, your warrant will be exercisable for one share for, effectively, de minimis consideration. This is a significant expression of value support for Lionheart stockholders directly from MSP founders.

In addition to our innovative warrant structure, we believe MSP represents a massive potential value for stockholders for the following reasons: the immediate market opportunity, which is largely untapped, is more than $150 billion annually, and growing; secondly, MSP has the technology moat to identify value in existing claims, wading through billions of dollars of insurance, pharmaceutical and medical device mis-payments every year and pursuing primary payers to honor their obligations; furthermore, margins are significant, potentially over 60%, making this an extremely cash-efficient model; lastly, some of the most prominent healthcare insurers are working with MSP to remedy this problem of mis-payments and non-payment, because they recognize MSP’s experience in this attractive and largely untapped market.

Thank you all for attending this presentation and we are thrilled to begin this exciting journey with MSP.

Not an Offer or Offering or Solicitation.

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by Lionheart Acquisition Corporation II (“Lionheart”) with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and MSP Recovery, LLC (and related entities, “MSP”) urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about MSP, Lionheart and the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies.

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, MSP, and their respective directors, executive officers and other members of their management and employees, including John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form S-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements.

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects”, “plans”, “ projects”,” forecasts”,” estimates”,” intends”, “expects”, “anticipates”, “seeks”, “ targets”, “continues”, “ believes”, “opinion”, “will”, “could”, “future”, “growth”, or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and Lionheart’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and Lionheart and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the Membership Interest Purchase Agreement (the “Agreement”); the outcome of any legal proceedings that may be instituted against Lionheart or MSP or affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of Lionheart’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Lionheart’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus, to be filed with the SEC in connection with the proposed business combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

Financial Information; Non-GAAP Financial Measures.

The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data, including the financial presentation and line items used in the projections, may not be included in, may be adjusted in or may be presented differently in, any registration statement to be filed with the SEC. To the extent that the financial presentation and line items used for the projections contained in this presentation do not conform to the presentation and line items that will be presented in the audited and unaudited financial statements in future filings or do not otherwise conform with United States generally accepted accounting principles (“GAAP”), then these measures would be considered non-GAAP measures. MSP’s management uses these forward-looking measures to evaluate MSP’s projected financial and operating performance. Investors should evaluate these measure in light of the audited and unaudited GAAP financial statements that will be presented in the future disclosures. To the extent these forward-looking measures are non-GAAP measures, they are presented without reconciliation to forward-looking GAAP measures due to the inherent difficulty in forecasting and quantifying amounts that are necessary for such reconciliations.